COLUMBIA FUNDS SERIES TRUST

225 FRANKLIN STREET

BOSTON, MA 02110

Writer’s Direct Contact

(617) 385-9536

July 15, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn: Deborah O’Neal-Johnson

Re:	Columbia Funds Series Trust (the “Registrant”)

Registration Nos. 333-89661; 811-09645

Dear Ms. O’Neal-Johnson:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone on June 30, 2011 in connection with post-effective amendment no. 93 to the registration statement of the Registrant on Form N-1A, filed with the SEC on May 27, 2011 pursuant to Rule 485(a) under the Securities Act of 1933, as amended, relating to the Registrant’s Columbia Masters International Equity Portfolio (the “Fund”). The Staff’s comments are set forth below, and each is followed by our response.

PROSPECTUSES

Comment 1:

Note that the Fund is now obligated to file Interactive (XBRL) Data for the Fund’s Risk/Return Summary as an exhibit to its registration statement within 15 business days after the effective date of the annual update to its registration statement.

See IC-28617 (February 9, 2010).

Response 1:

The Registrant recognizes its obligation to file XBRL Data for the Fund’s Risk/Return Summary as an exhibit to its registration statement.

Comment 2:

Confirm that the reference to “Fund” in the last sentence of footnote (f) to the fee and expense table means the Board of Trustees acting on behalf of the Fund with respect to the approval needed to modify or amend the fee waiver and expense cap agreement.

Response 2:

The Registrant hereby confirms that the reference to the Fund in the last sentence of footnote (f) is intended to mean that the Board of Trustees, or an authorized committee of the Board, is acting on behalf of the Fund with respect to the approval needed to modify or amend the fee waiver and expense cap agreement. The disclosure has been modified to clarify that any termination of a contractual fee waiver or expense cap arrangement before the end of its term must be approved by the Board. (See Response 4 below for the revised disclosure.)

Comment 3:

Confirm whether the Fund intends to make use of the “Fee waivers and/or reimbursements” line in the fees and expenses table.

Response 3:

The Registrant confirms that the Fund will make use of the “Fee waivers and/or reimbursements” line in the fees and expenses table to reflect the impact of contractual fee waiver and reimbursement arrangements.

Comment 4:

The description of the contractual expense cap arrangements in footnote (f) to the fees and expenses table states that certain fees and expenses are excluded from the calculation of net operating expenses for purposes of implementing the expense cap arrangements. Is the list of excluded fees and expenses identified in the parentheses complete?

Response 4:

The list of excluded fees and expenses identified in the footnote is not an exhaustive list of all excluded fees and expenses. Form N-1A does not require that the footnote to the “Fee waivers and/or reimbursements” line of the fees and expenses table disclose an exhaustive list of items excluded from the fee waivers and/or reimbursements. However, the Registrant has voluntarily disclosed in the parentheses some of the key examples of excluded fees and expenses that are most likely to have an effect on net operating expenses. The complete list of excluded fees and expenses is included later in the prospectus, outside of the summary section, under “Management of the Fund – Primary Service Providers – Expense Reimbursement Arrangements.” Footnote (f), as further modified and set forth below, in our view, is consistent with Instruction 3(e) to Item 3 of Form N-1A.

The Registrant expects to modify the description of the contractual expense cap in the footnote to read as follows:

Columbia Management Investment Advisers, LLC (the Adviser) and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding certain fees and expenses, such as transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and extraordinary expenses) until July 31, 2012, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses will not exceed the annual rates of 0.25% for Class A, 1.00% for Class B, 1.00% for Class C, and 0.50% for Class R.

[Similar language will be used in the prospectus offering Class Z shares of the Fund.]

Comment 5:

Confirm that the risks of the Underlying Funds listed under the section entitled “Principal Risks” are principal risks of investing in the Fund.

Response 5:

The Registrant confirms that the listed risks are principal risks of investing in the Fund.

Comment 6:

The last sentence of the description of “Derivatives Risk” refers readers to the SAI for more information on the risks of derivatives. Please remove the cross reference.

Response 6:

General Instruction C.2(a) advises registrants to “avoid” cross references to the statement of additional information (“SAI”) or shareholder reports but does not prohibit such references. We note that Form N-1A, in some instances, requires cross references to the SAI and shareholder reports (i.e., the lead-in paragraph to the fee and expense table and the basis of the board of directors’ approval of any advisory contract of a fund). We also note that, in this case, there is a fulsome summary of the risk in the summary section of the prospectus, but we believe that it is appropriate and useful to investors to point out that more detailed information about the risk is set forth in the SAI. Accordingly, the Registrant respectfully declines to make the requested change.

Comment 7:

The performance information relates to time periods when the Fund’s strategy differed from its current strategy. Please consider whether it is appropriate to disclose that the performance shown in the bar chart and average annual total returns table reflect returns based on a different investment strategy.

Response 7:

The Registrant has considered the Staff’s comment and does not believe that such explanatory language is necessary or appropriate. Although the principal investment strategies of the Fund have changed, the Fund’s investment objective remains the same and the Fund remains a fund of funds that invests primarily in affiliated funds that invest in foreign securities.

Comment 8:

In the Fund’s “Tax Information” section, add disclosure that distributions from tax-advantaged accounts may be taxable upon withdrawal.

Response 8:

The requested change will be made in the Registrant’s 485(b) filing. Management expects the revised disclosure to read as follows:

The Fund normally distributes net investment income and net realized capital gains, if any, to shareholders. These distributions are generally taxable to you as ordinary income or capital gains, unless you are investing through a tax-advantaged account, such as a 401(k) plan or an IRA. If you are investing through a tax-advantaged account, you may be taxed upon withdrawals from that account.

Comment 9:

The last sentence of the second paragraph under “Management of the Fund – Primary Service Providers – Expense Reimbursement Arrangements” provides that “. . . any other expenses the exclusion of which is specifically approved by the Fund’s Board.” Would any such expenses be excluded retroactively?

Response 9:

Pursuant to the Fee Waiver and Expense Cap Agreement, certain fees and expenses may be excluded from the calculation of expenses for purposes of implementing expense caps, including any “expenses the exclusion of which may from time to time be deemed appropriate as an excludable expense and specifically approved by the applicable Registrant’s Board of Trustees/Directors.” In the normal course of business, the Registrant would expect any such exclusions to be applied prospectively. However, it is possible that in certain situations the Fund’s Board may deem it appropriate to apply exclusions retroactively.

We hope that these responses adequately your comments. The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement that is the subject of this letter. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. The Registrant further acknowledges that it may not assert the Staff comments set forth above as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Ryan C. Larrenaga

Ryan C. Larrenaga Assistant Secretary Columbia Funds Series Trust

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